FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

**Report of Foreign Private Issuers
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of September, 2002

NEC Corporation

(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

1. Filing of Report on Publication of Information on the Company

Pursuant to the rules of the Tokyo and four other stock exchanges in Japan (the "Exchanges"), NEC Corporation (the "Company") filed on September 20, 2002 with the Exchanges a report on publication of information on the Company concerning its revised financial results forecast and dividend forecast (the "Report").

The Report is made available for public inspection by the Exchanges.

A company whose stock is listed on the Exchanges is required to disclose certain important matters regarding the company without delay and to file a report with the Exchanges on the matters disclosed and the time and manner of disclosure. On September 20, 2002, the Company disclosed the matter described above in the manner stipulated by Section 1 of Article 30 of Enforcement Order of the Securities and Exchange Law of 1948, as amended, of Japan, and filed the Report with the Exchanges.

2. Contents of the Report

English translation of the Report is attached hereto.

NEWS RELEASE

Empowered by Innovation NEC

Media Contact:
Daniel Mathieson
NEC Corporation
Tel: 81-3-3798-6511
Fax: 81-3-3457-7249
E-mail: d-mathieson@bu.jp.nec.com

***For Immediate use September 20, 2002

Announcement of Revised Financial Results Forecast and Dividend Forecast

TOKYO, September 20, 2002 – NEC Corporation (NEC) (NASDAQ: NIPNY, FTSE: 6701q.l, TSE: 6701) announced today, its revised financial results forecast for the first half of this fiscal year ending September 30, 2002 and the fiscal year ending March 31, 2003 as well as dividend per share. Details of the revisions are as follows:

1. Revised consolidated financial results forecasts for the first half of this fiscal year (the six month period ending September 30, 2002)

<Consolidated basis>

(Billions of Yen)

Forecast as of...	Net sales	Income before income taxes	Net income
April 25, 2002	2,230	(10)	(15)
September 20, 2002	2,200	18	1
Difference	(30)	28	16
% change	(1.3)%		
Actual results for the six month period ended September 30, 2001	2,468.047	(34.266)	(29.896)

2. Revised consolidated financial results forecasts for the fiscal year ending March 31, 2003

<Consolidated basis>

(Billions of Yen)

Forecast as of...	Net sales	Income before income taxes	Net income
April 25, 2002	5,100	40	10
September 20, 2002	4,840	65	10
Difference	(260)	25	0
% change	(5.1)%	62.5%	
Actual results for the fiscal year ended March 31, 2002	5,101.022	(461.183)	(312.020)

3. Revised non-consolidated financial results forecasts for the first half of this fiscal year (the six months period ending September 30, 2002)

<Non-Consolidated basis>

(Billions of Yen)

Forecast as of...	Net sales	Ordinary income	Net income
April 25, 2002	1,400	(25)	(6)
September 20, 2002	1,380	(33)	(3)
Difference	(20)	(8)	3
% change	(1.4)%		
Actual results for the six months period ended September 30, 2001	1,846.038	0.636	2.610

4. Revised non-consolidated financial results forecasts for the fiscal year ending March 31, 2003

<Non-Consolidated basis>

(Billions of Yen)

Forecast as of...	Net sales	Ordinary income	Net income
April 25, 2002	3,250	5	12
September 20, 2002	2,800	(27)	3
Difference	(450)	(32)	(9)
% change	(13.8)%		(75.0)%
Actual results for the fiscal year ended March 31, 2002	3,562.371	(96.507)	(286.219)

5. Details to the Revised Financial Results Forecast

Consolidated financial results
(forecasts for the six month period ending September 30, 2002)

a. Increased sales are being seen for domestic systems integration ("SI") services and semiconductor products. However, due to difficult conditions for mobile handsets in the domestic market and for hardware related businesses including servers and personal computers ("PCs"), NEC's consolidated net sales for the six month period ending September 30, 2002 are expected to be 2,200 billion yen, which is 30 billion yen lower than the forecast announced on April 25, 2002. This is an 11% decrease compared to the corresponding period of the previous fiscal year.

b. Despite a lower consolidated net sales forecast explained above, due to an increase in operating income derived from the implementation of restructuring measures in the previous fiscal year that effectively reduced fixed expenses, and promoted cost reductions, NEC's consolidated income before income taxes for the six month period ending September 30, 2002 is expected to be 18 billion yen, which is 28 billion yen higher than the forecast announced on April 25, 2002. Accordingly, NEC's consolidated net income for the six month period ending September 30, 2002 was revised to 1 billion yen, which is 16 billion yen higher than the forecast announced on April 25, 2002.

(Forecasts for the fiscal year ending March 31, 2003)

a. The difficult business environment for network infrastructure is expected to continue and a fall in demand is forecast for mobile handsets in the domestic market, hardware related businesses including servers and PC's and semiconductor businesses. As a result, NEC's consolidated net sales for the fiscal year ending March 31, 2003 are expected to be 4,840 billion yen, which is 260 billion yen lower than the forecast announced on April 25, 2002. This is a 5% decrease compared to the corresponding period of the previous fiscal year.

b. Despite the uncertain business environment for the second half of this fiscal year and a lower consolidated net sales forecast explained above, the operating income is expected to be higher than the forecast announced on April 25, 2002, due to the implementation of restructuring measures in the previous fiscal year that resulted in reduced fixed expenses and the promotion of overall cost reductions. As a result, NEC's consolidated income before income taxes is expected to be 65 billion yen, which is 25 billion yen higher than the forecast announced on April 25, 2002. NEC's consolidated net income is expected to be 1 billion yen, the same as forecast announced on April 25, 2002, reflecting the expected increase of income taxes and minority interest in income of NEC's consolidated subsidiaries.

Non-consolidated financial results

(Forecasts for the six month period ending September 30, 2002)

a. Sales are growing steadily for SI services in the domestic market as well as for semiconductor products. Due to difficult conditions for the sales of mobile handsets in the domestic market, however, NEC's non-consolidated net sales are anticipated to be 1,380 billion yen, which is 20 billion yen lower than the forecast announced on April 25, 2002. This is a 25% decrease compared with the corresponding period of the previous fiscal year.

b. Accordingly, due to the expected decrease in non-consolidated net sales mentioned above, ordinary income is expected to be a loss of 33 billion yen, which is 8 billion yen lower than the forecast announced on April 25, 2002. However, due to an increase in extraordinary income including gains due to initial public offering by a subsidiary, NEC's non-consolidated net income for the six month period ending September 30, 2002 is expected to be improved to 3 billion yen, which is 3 billion yen higher than the forecast announced on April 25, 2002.

(Forecasts for the fiscal year ending March 31, 2003)

a. Primarily due to an expected decrease in non-consolidated net sales resulting from the corporate separation of its semiconductor business, NEC's non-consolidated net sales for the fiscal year ending March 31, 2003 are anticipated to be 2,800 billion yen, which is 450 billion yen lower than the forecast announced on April 25, 2002. This is a 21% decrease compared with the previous fiscal year.

b. Consequently, due to the expected decrease in non-consolidated net sales mentioned above, NEC cannot but forecast a loss of 27 billion yen, which is 32 billion yen lower than the forecast announced on April 25, 2002. As a result, NEC's non-consolidated net income for the fiscal year ending March 31, 2003 is anticipated to be 3 billion yen, which is 9 billion yen lower than the forecast announced on April, 25 2002.

6. Revised dividend per share forecasts

For the six month period ending September 30, 2002, NEC expects to achieve improved results over the forecast announced on April 25, 2002, both on consolidated and non-consolidated basis. However, on a non-consolidated basis, although the improvement on net loss is anticipated, NEC does not expect to be able to achieve a net income. Therefore, NEC will not pay interim dividend. The year-end dividend forecast has been left unchanged as to be determined (TBD). As it is necessary for NEC to evaluate its business results recovery trend, the year-end dividend forecast will be announced at a later date.

Forecast as of...	Interim Dividend	Year-end Dividend	Year
April 25, 2002	TBD	TBD	TBD
September 20, 2002	0.00	TBD	TBD
Actual results for the fiscal year ended March 31, 2002	3.00	3.00	6.00

Dividends for the NEC Trust Preferred Securities that were issued last year will be paid as initially planned.

***

CAUTIONARY STATEMENTS:

The following forecasts in this material are forward-looking statements involving risks and uncertainties. NEC (NEC Corporation and its consolidated subsidiaries) cautions in advance you that several important factors could cause actual results to differ materially from such forward-looking statements, and therefore you should not place entirely excessive reliance on them. The important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in NEC's markets, which are primarily Japan, North America, Asia and Europe; demand for, and competitive pricing pressure on, NEC's products and services in the marketplace; NEC's ability to continue to win acceptance of its products and services in these highly competitive markets; and movements in currency exchange rates, particularly the rate between the yen and the U.S. dollar. Among other factors, a worsening of the world economy resulting from the downturn in the IT industry, a worsening of financial conditions in the world markets, would cause actual results to differ from the projected results forecast.

In case where the information contained in this press release falls within the definition of "Material Information" under Paragraph 2 of Article 166 of the Securities and Exchange Law of Japan, if you (and directors or employees of your company if the content of this press release comes to their knowledge in connection with their duty) read this press release before the time of "Publication" (which is defined under the Securities and Exchange Law of Japan and its Enforcement Ordinance as twelve hours after its release; i.e., approximately 4:30 am on September 21, 2002 (JST)), you (and directors or employees of your company if the

content of this press release comes to their knowledge in connection with their duty) may be prohibited from purchasing, selling, or making other transactions of shares of stock or other securities of NEC before the time of Publication.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By ______________________
Nobuhito Yagi
Associate Senior Vice President and
General Manager, Legal Division

Date: September 20, 2002